Issuer	Castellum AB
File No:	82-04683

According to Rule 12g3-2(b) of the Securities Exchange Act

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
U.S.A.

08005884

NOV 12 2008

Washington, DC
111

SUPPL

Göteborg, October 27, 2008

Special Counsel / Office of International Corporate Finance

PRESS RELEASE

Enclosed please find our latest Press Release:

Press Release 12/2008, October 16 2008; Improved cashflow, but continued write downs on properties.

Enclosure: Interim Report January-September 2008

PROCESSED
NOV 19 2008
THOMSON REUTERS

Very truly yours,

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

PRESS RELEASE 12/2008

Gothenburg, October 16, 2008

Improved cashflow, but continued write downs on properties

- **Rental income for the period January-September 2008 amounted to SEKm 1,849 (SEKm 1,669 corresponding period previous year).**
- **Income from property management improved by 6% to SEKm 739 (698), equivalent to SEK 4.51 (4.26) per share.**
- **The changes in value on properties amounted to SEKm –791 (375) and on interest rate derivatives to SEKm –195 (104).**
- **Net income after tax for the period amounted to SEKm –172 (848), equivalent to SEK –1.05 (5.17) per share.**
- **The investments amounted to SEKm 2,221 (2,093) of which SEKm 1,174 (1,367) refer to acquisitions and SEKm 1,047 (726) to new construction, extensions and refurbishments.**
- **The total value of the properties amounted to SEKm 29,119 (27,717) with a loan to value ratio of 50% (45%). Unutilized credit in long term credit agreements amounted to SEKm 1,873 (1,375).**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 739 (698), equivalent to SEK 4.51 (4.26) per share. The improvement is 6% and is due to higher rental income and the effect of investments made but has also been limited by increased interest rate costs. The net leasing amounted to SEKm 70 (93).

In order to show the uncertainty seen on the real estate market the required yield in the internal valuation has been increased also in the third quarter. The value of the properties have been reduced with SEKm –791 (375) in total. The changes in value on derivatives amounted to SEKm –195 (104). Net income for the period was SEKm –175 (848), equivalent to SEK –1.05 (5.17) per share.

"The development of the results goes two ways – improved cashflow, but continued write downs on properties" comments Castellum's CEO, Håkan Hellström. "In times of turbulence and large changes in value a strong cashflow and low loan to value ratio is even more important" adds Håkan Hellström.

An election committee has been appointed in accordance to the Annual General Meeting's decision. The election committee is formed by: Maj-Charlotte Wallin representing AFA Försäkring, Lars-Åke Bokenberger representing AMF Pension, Carl Rosén representing Andra AP-fonden and the Chairman of the Board Jan Kvarnström.

Enclosure: Interim Report January – September 2008

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 29 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange Large Cap.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Ulrika Danielsson, Finance Director, phone +46 31 60 74 00 / mobile + 46 706-47 12 61

www.castellum.se

CASTELLUM



In Jönköping, new construction of 7,400 sq.m. office premises in direct connection with E4 in the area A6 has started.

Interim Report January-September 2008

Interim Report January-September 2008

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 29 billions, and comprises commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local presence in five growth regions: ***Greater Gothenburg*** *(incl. Borås, Kungsbacka and Halmstad), the* ***Öresund Region*** *(Malmö, Lund and Helsingborg),* ***Greater Stockholm, Mälardalen*** *(Örebro, Västerås and Uppsala) and* ***Eastern Götaland*** *(Jönköping, Linköping, Värnamo and Växjö).*

Castellum is listed on OMX Nordic Exchange Large Cap.

- Rental income for the period January-September 2008 amounted to SEKm 1,849 (SEKm 1,669 corresponding period previous year).
- Income from property management improved by 6 % to SEKm 739 (698), equivalent to SEK 4.51 (4.26) per share.
- The changes in value on properties amounted to SEKm –791 (375) and on interest rate derivatives to SEKm –195 (104).
- Net income after tax for the period amounted to SEKm –172 (848), equivalent to SEK –1.05 (5.17) per share.
- The investments amounted to SEKm 2,221 (2,093) of which SEKm 1,174 (1,367) refer to acquisitions and SEKm 1,047 (726) to new construction, extensions and refurbishments.
- The total value of the properties amounted to SEKm 29,119 (27,717) with a loan to value ratio of 50 % (45 %). Unutilized credit in long term credit agreements amounted to SEKm 1,873 (1,375).

Data per share

SEK	2008 Jan-Sept	2007 Jan-Sept	2007	2006	2005	2004	2003	2002	2001
Income property management	4.51	4.26	5.63	5.38	5.00	4.52	4.07	3.77	3.30
Change	**+6%**		**+5%**	**+8%**	**+11%**	**+11%**	**+8%**	**+14%**	
Net income after tax	–1.05	5.17	9.07	10.21	7.89	5.59	2.68	4.00	5.68
Change			**-11%**	**+29%**	**+41%**	**+108%**	**-33%**	**-30%**	
Dividend			3.00	2.85	2.62	2.38	2.13	1.88	1.63
Change			**+5%**	**+9%**	**+11%**	**+12%**	**+13%**	**+15%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Objective

Castellum's operations are focused on cash flow growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

The objective is an annual growth in cash flow, i.e. income from property managament per share, of at least 10%. In order to achieve this objective, investments of at least SEKm 1,000 per year will be made. All investments will contribute to the objective of growth in income from property management within 1-2 years and have a potential asset growth of at least 10%. Sales of properties will take place when justified from a business standpoint and when an alternative investment with a higher yield can be found.

Strategy for Funding

Capital Structure

Castellum will have a stable capital structure, meaning a loan to value ratio not permanently exceeding 55% and an interest coverage ratio of at least 200%.

Repurchase of own shares shall be available as a method to use for adjusting the company's capital structure to the company's capital needs. Transfer of own shares held by the company may be used at acquisitions but may not be traded for the sole purpose of capital gain.

Dividend

At least 60% of income from property management after full tax deduction will be distributed, however investment plans, consolidation needs, liquidity and financial position in general will be taken into account.

The Stock and Credit markets

Castellum will work for a competitive total return in the company's share in relation to the risk and for a high liquidity.

However, all actions will be made from a long term perspective and the company will have a frequent, open and fair reporting to shareholders, the capital and credit markets as well as media, yet without disclosing any individual business relation.

In the long term Castellum will be one of the largest listed real estate companies in Sweden.

GREENBUILDING
CORPORATE PARTNER

Castellum's subsidiary Fastighets AB Brostaden has, as the first company in Europe, been assigned by the EU to become a Green Building Corporate Partner.

In order to become a Green Building Corporate Partner the energy consumption has to be reduced with at least 25% in at least 30% of the real estate portfolio.

The property showed below, Ekenäs 1 in Stockholm, is an example of a Green Building-classified property.



Income, Costs and Results

All amounts corresponds to the whole period or the position at the end of the period. Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, ***www.castellum.se***

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 739 (698), equivalent to SEK 4.51 (4.26) per share. The improvement was 6%. The improvement in income is due to higher rental income and the effect of investments made but has also been limited by increased interest rate costs.

Income from Property Management per share



Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1.50
1.25
1.00
0.75
0.50
0.25
0.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

During the period, changes in value on properties amounted to SEKm –791 (375) and on interest rate derivatives to SEKm –195 (104). Net income after tax for the period was SEKm –172 (848), equivalent to SEK –1.05 (5.17) per share.

Rental Income

Group rental income amounted to SEKm 1,849 (1,669). The improvement is chiefly an effect of investments made but also higher rental levels and lower vacancies.

For office and retail properties, the average contracted rental level, including cost for heating and property tax, amounted to SEK 1,153 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 664 per sq.m. Rental levels have increased by approx. 3% compared to previous year for a comparable portfolio.

Castellum has a good risk diversification in the commercial lease portfolio consisting of approx. 4,400 contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate was 89.5%, which is 1.6%-units higher than previous year.

The gross leasing (i.e. the annual value of total leasing) during the period was SEKm 210 (226) and terminations were SEKm 140 (133) which gives a net leasing of SEKm 70 (93). The time difference between reported net leasing and the effect in income thereof is estimated to between 9-18 months.

Net Leasing



New leases
Terminations
Net leasing, rolling annual value
SEKm
120
100
80
60
40
20
0
-20
-40
-60
-80
2000 2001 2002 2003 2004 2005 2006 2007 2008

The demand for commercial premises in the rental market has continued, even if a certain weakening can be seen. Due to the high inflation and upward index adjustments in the leases the rental levels on Castellum's local markets are assessed to be slightly increasing.

Property Costs

Property costs amounted to SEKm 608 (558) corresponding to SEK 267 per sq.m. (256). The increase in costs is chiefly an effect of higher energy prices. Energy consumption for heating during the period has been calculated to 81% (79%) of a normal year according to degree day statistics.

Central Administrative Expenses

Central administrative expenses were SEKm 52 (53). This also includes costs for a profit and share price related incentive plan for senior management of SEKm 4 (6).

Net Financial Items

Net financial items were SEKm –450 (–360). The increase of SEKm 90 is partly due to a larger real estate portfolio and partly due to that the average interest rate level during the period has increased 0.5%-units to 4.7% (4.2%), giving higher costs in net financial items of approx. SEKm 45.

Changes in Value

After the summer the transaction volume on the property market has been very low, chiefly depending on the credit squeeze due to the turbulence on the international credit market. The change in both supply and demand has increased the difference between the buyers' and the vendors' views on prices.

Even if property values on a market with few transactions are difficult to assess, it is Castellum's opinion that the required yields have increased further during the third quarter with a fall in prices as a result. In order to show that opinion, the required yield used in the valuations has been increased during the third quarter with 0.1%-unit generall for all markets and categories.

Since the beginning of the year the required yield used in the valuations has been increased with approx. 0.25%-unit, which

together with changes in value, chiefly from investments have caused write downs net of SEKm –791 (374). Changes in assessed future cash flows has only marginally affected the valuation.

The average yield for the real estate portfolio, excluding of projects and land, can be estimated to 7,0%. This has been estimated from the actual net operating income adjusted for normalized occupancy rate of at least 94% and estimated costs for leasing and property administration of SEK 30/sq.m. In the calculation no account has been taken to the upward index adjustments of 2% estimated for 2009. The valuation corresponds to approx. SEK 9,000 /sq.m.

During the period one property (3) has been sold for SEKm 28 (35) which corresponded to the valuation.

Castellum uses interest rate derivatives in order to achieve the desired interest rate maturity structure. If the agreed interest rate deviates from the market interest rate there is a theoretical surplus or subvalue on the financial instruments, where changes in value are reported in the income statement. As an effect of changes in the market interest rate the value has changed with SEKm –195 (104) during the period and the value was SEKm –151 (44) at the end of the period.

Tax

The nominal corporate tax rate in Sweden is 28%. Due to the possibility to make depreciations for tax purposes, investments deductible for tax purposes, and to use tax loss carry forwards there is in principle no paid tax costs. Payed tax occur because a few subsidiaries don't meet the conditions for group contributions.

Remaining tax loss carry forwards can be calculated to SEKm 602, while the properties' fair value exceed their fiscal value by SEKm 12,553. As deferred tax liability a full nominal 28% tax of the net difference is reported, SEKm 3,346.

Tax calculation 30-09-2008

SEKm	Basis current tax	Basis deferred tax
Income from property management	739	
Deductions for tax purposes		
depreciations	– 392	392
refurbishments	– 160	160
Other tax allowances	– 16	– 4
Taxable income from property management for the period	171	548
Non taxable / deduction changes in value on		
properties	–	– 791
interest rate derivatives	–	– 44
Deductions from changes in value on interest rate derivatives	– 151	–
Taxable income for the period	20	– 287
Tax loss carry forwards, opening balance	– 539	539
Deductions for tax purposes refurbishments 2007	– 43	43
Tax loss carry forwards, closing balance	602	– 602
Taxable income	**40**	**– 307**
Of which 28% current/deferred tax	– 11	86

Real Estate Portfolio

The real estate portfolio, which consists entirely of commercial properties in Sweden, is found in Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties concentrated to well-situated working-areas with good means of communication and services.

Investments

During the period the real estate portfolio has changed as shown below.

Changes in the real estate portfolio

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2008	27,717	549
+ Acquisitions	1,174	32
+ New construction, extensions and refurbishment	1,047	–
– Sales	– 28	– 1
+/– Unrealized changes in value	– 791	–
Real estate portfolio on 30 September, 2008	29 119	580

During the period investments totalling SEKm 2,221 (2,093) were made, of which SEKm 1,174 (1,367) were acquisitions and SEKm 1,047 (726) new construction, extensions and refurbishments. Of the total investments, SEKm 1,006 related to Mälardalen, SEKm 466 to Greater Gothenburg, SEKm 308 to Eastern Götaland, SEKm 260 to the Öresund Region, and SEKm 181 to Greater Stockholm.

Castellum has ongoing projects, of which the outstanding investment volume amounts to approx. SEK 1 billion.

Investments



Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
Aquisitions
New construction, extensions and refurbishments
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
2001
2002
2003
2004
2005
2006
2007
2008

Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This interim report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to the Annual Report previous year.

Castellum's real estate portfolio 30-09-2008

	30-09-2008				January-September 2008						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	75	391	5,041	*12,885*	351	*1,195*	94.8%	332	83	*283*	249
Öresund Region	51	315	4,611	*14,649*	309	*1,309*	89.8%	278	74	*311*	204
Greater Stockholm	45	304	3,590	*11,808*	300	*1,315*	82.2%	247	75	*326*	172
Mälardalen	67	320	3,047	*9,533*	236	*985*	91.5%	216	62	*260*	154
Eastern Götaland	47	279	2,332	*8,348*	195	*932*	92.7%	181	64	*307*	117
Total office/retail	**285**	**1,609**	**18,621**	***11,573***	**1,391**	***1,153***	**90.1%**	**1,254**	**358**	***296***	**896**
Warehouse/industrial											
Greater Gothenburg	96	595	4 090	*6,870*	301	*674*	88.8%	267	55	*123*	212
Öresund Region	42	294	1 735	*5,912*	143	*650*	83.9%	120	29	*133*	91
Greater Stockholm	36	193	1 401	*7,254*	123	*853*	87.5%	108	31	*213*	77
Mälardalen	44	179	977	*5,453*	90	*666*	95.2%	85	23	*169*	62
Eastern Götaland	35	190	782	*4,107*	66	*462*	87.7%	58	16	*115*	42
Total warehouse/industrial	**253**	**1,451**	**8,985**	***6,190***	**723**	***664***	**88.3%**	**638**	**154**	***142***	**484**
Total	**538**	**3,060**	**27,606**	***9,020***	**2,114**	***921***	**89.5%**	**1,892**	**512**	***223***	**1,380**
Leasing and property administration									100	*44*	– 100
Total after leasing and property administration									**612**	***267***	**1,280**
Development projects	12	78	1 070	–	36	–	–	15	8	–	7
Undeveloped land	30	–	443	–	–	–	–	–	–	–	–
Total	**580**	**3,138**	**29,119**	–	**2,150**	–	–	**1,907**	**620**	–	**1,287**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and costs of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 1,287 accounted for above and the net operating income of SEKm 1,241 in the income statement is explained by the deduction of the net operating income of SEKm 1 on properties sold during the period, as well as the adjustment of the net operating income of SEKm 47 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

Fair value by property type


Office/Retail 64%
Warehouse/ Industrial 31%
Projects and Undeveloped land 5%

Fair value by region


Greater Gothenburg 33%
Greater Stockholm19%
Mälardalen 14%
Eastern Götaland 11%
Öresund Region 23%

Property realted key ratios

	2008 Jan-Sept	2007 Jan-Sept	2007 Jan-Dec
Rental value, SEK/sq.m.	921	893	896
Economic occupancy rate	89.5%	87.7%	87.9%
Property costs, SEK/sq.m.	267	256	262
Net operating income, SEK/sq.m.	558	529	527
Fair value, SEK/sq.m.	9,020	8,917	9,098
Number of properties	580	542	549
Lettable area, thousand sq.m.	3,138	2,963	3,003

Segment information

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2008 Jan-Sept	2007 Jan-Sept	2008 Jan-Sept	2007 Jan-Sept
Greater Gothenburg	598	553	136	521
Öresund Region	399	371	– 48	322
Greater Stockholm	355	318	239	289
Mälardalen	266	220	70	170
Eastern Götaland	231	207	53	184
Total	**1,849**	**1,669**	**450**	**1,486**

Financing

Financing 30-09-2008



Shareholders' equity SEKm 10 540 (36%)
Interest bearing liabilities SEKm 14 437 (49%)
Deferred tax liabilities SEKm 3 346 (12%)
Non interest bearing liabilities SEKm 960 (3%)

Shareholders' Equity and Net Asset Value

Shareholders' equity was SEKm 10,540 (11,204). In order to adjust the company's capital structure the company can repurchase 9.2 million own shares in addition to the 8 million shares which were repurchased earlier.

The net asset value can based on the balance sheet, without considering the uncertainty range of +/– 5-10% normally used in property valuations and with an assessed discounted real tax liability of 5%, be calculated to SEKm 13,288 corresponding to SEK 81 per share.

Interest-bearing Liabilities

Castellum has not been directly affected by the credit squeeze on the credit market. During the period Castellum has signed new long term credit agreements totalling SEKm 2,500 and renegotiated and extended SEKm 1,000. The turbulence on the financial market has affected Castellum by higher interest rate cost on loans with floating interest rates due to the increase in short term market interest rates.

As of 30 September, 2008 Castellum had long term credit agreements totalling SEKm 15,800 (13,300), bonds totalling SEKm 650 (650), short term credit agreements totalling SEKm 770 (776) and a commercial paper program of SEKm 4,000 (4,000). After deduction of liquid assets of SEKm 10 (7), net interestbearing liabilities were SEKm 14,427 (12,575) of which SEKm 2,037 are outstanding commercial papers. The average duration of Castellum's long term credit agreements as of 30 September, 2008 was 5.2 years (5.2). The loan to value ratio was 50% (45%).

Loan Maturity Structure 30-09-2008

Long term, SEKm	Credit agreements	Utilized
1 - 2 years	800	800
2 - 3 years	1,000	500
3 - 4 years	-	-
4 - 5 years	5,000	4,500
> 5 years	9,500	6,450
Total long term credit agreements	16,300	12,250
Total short term agreements (0-1 year)	2,957	2,177
Total credit agreements	**19,257**	**14,427**
Unutilized funding in long term credit agreements		1,873

The average effective interest rate as of 30 September, 2008 was 5.2% (4.4%), while the market interest rate for an equal portfolio amounts to 5.4% (5.0). The average fixed interest term on the same date was 2.8 years (2.2) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 6 months was 42% (45%).

Interest Rate Maturity Structure 30-09-2008

SEKm	Amount	Average interest rate
0 - 1 year	6,677	5.8%
1 - 2 years	850	4.4%
2 - 3 years	600	4.2%
3 - 4 years	950	4.9%
4 - 5 years	1,500	5.1%
5- 10 years	3,850	4.8%
Total	**14,427**	**5.2%**

The Parent Company

The parent company Castellum AB is responsible for matters concerning the stock market such as consolidated reports and stock market information and the credit market such as funding and financial risk management.

The parent company takes part in property related operations through involvement in the Board of the subsidiaries.

Income Statement and Balance Sheet

INCOME STATEMENT SEKm	2008 July-Sept	2007 July-Sept	2008 Jan-Sept	2007 Jan-Sept
Income	2	2	7	7
Operating expenses	– 13	– 12	– 37	– 40
Net financial items	0	4	12	10
Changes in value, interest rate derivatives	– 255	– 16	– 195	104
Income before tax	**– 266**	**– 22**	**– 213**	**81**
Tax	74	6	59	– 23
Net income for the period	**– 192**	**– 16**	**– 154**	**58**

BALANCE SHEET SEKm	30/9 2008	30/9 2007	31/12 2007
Participations in Group comp.	4,087	4,087	4,087
Receivables, Group comp.	14,759	12,405	12,960
Other assets	59	4	3
Interest rate derivatives	–	50	44
Cash and bank	0	0	0
Total	**18,905**	**16,546**	**17,094**
Shareholders' equity	3,722	3,864	4,368
Interest bearing liabilities	14,137	12,164	12,276
Interest bearing liabilities Group companies	735	339	331
Interest rate derivatives	151	–	–
Other liabilities	160	179	119
Total	**18,905**	**16,546**	**17,094**
Pledged assets	13,008	10,872	10,872
Contingent liabilities	300	300	300

Opportunities and Risks

Opportunities and Risks in the Cash Flow

Increasing market interest rates is normally over time an effect of economic growth and increasing inflation, which is thought to give higher rental income. This is in part due to that the demand for premises is thought to increase, leading to reduced vacancies and hence the potential for increasing market rents and in part due to that the index clause in the commercial contracts is compensating the increasing inflation.



An economic boom therefore means higher interest costs but also higher rental income, while the opposite relationship is true during a recession. The change in rental income and interest costs does not take place at the exact same time, why the effect on income in the short term may occur at different points in time.

Opportunities and Risks in Property Values

Castellum reports its properties at fair value with changes in value in the income statement. This means that the result in particular but also the financial position may be more volatile. The values of the properties are determined by supply and demand, where the prices are mainly depending on the properties' expected net operating income and the buyer's required yield. An increasing demand gives lower required yields and hence an upward adjustment in prices, while a weaker demand has the opposite effect. In the same way, a positive real development in net operating income gives an upward adjustment in prices, while a low real growth has the opposite effect.

In property valuations consideration should be taken to an uncertainty range of +/– 5-10%, in order to reflect the uncertainty that exist in the assumptions and calculations made.

Financial Risk

Ownership of properties presumes a working credit market. Castellum's greatest financial risk is to lack access to funding. The risk is reduced by low loan to value ratio and long term credit agreements.

Election Committee

According to the 2008 Annual General Meeting's decision an election committee shall be appointed to make proposals to the Annual General Meeting 2009 regarding the number of Board members, election of members of the Board of Directors, including chairman and fees for the Board of Directors.

The election committee will be established according to the Annual General Meeting's decision by the Chairman of the Board of Directors contacting the three largest registrered or otherwise known shareholders at the end of the third quarter in order for them to each appoint one member to the election committee. The appointed members, together with the Chairman of the Board of Directors as convener, form the election committee. The election committee will itself appoint its chairman among its members.

The election committee is formed by: Maj-Charlotte Wallin representing AFA Försäkring, Lars-Åke Bokenberger representing AMF Pension, Carl Rosén representing Andra AP-fonden and the Chairman of the Board Jan Kvarnström.

Gothenburg 16 October, 2008

Håkan Hellström

Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

Consolidated Income Statement

SEKm	2008 July-Sept	2007 July-Sept	2008 Jan-Sept	2007 Jan-Sept	Rolling 12 months Oct 07-Sept 08	2007 Jan-Dec
Rental income	631	575	1,849	1,669	2,439	2,259
Operating expenses	– 92	– 78	– 330	– 297	– 447	– 414
Maintenance	– 21	– 21	– 73	– 69	– 100	– 96
Ground rent	– 5	– 5	– 15	– 15	– 20	– 20
Real estate tax	– 30	– 39	– 90	– 82	– 118	– 110
Leasing and property administration	– 32	– 31	– 100	– 95	– 136	– 131
Net operating income	**451**	**401**	**1,241**	**1,111**	**1,618**	**1,488**
Central administrative expenses	– 18	– 16	– 52	– 53	– 68	– 69
Net financial items	– 167	– 129	– 450	– 360	– 585	– 495
Income from property management	**266**	**256**	**739**	**698**	**965**	**924**
Changes in value						
Properties	– 324	1	– 791	375	– 246	920
Interest rate derivatives	– 255	– 16	– 195	104	– 200	99
Income before tax	**– 313**	**241**	**– 247**	**1,177**	**519**	**1,943**
Current tax	– 5	– 6	– 11	– 11	– 22	– 22
Deferred tax	97	– 61	86	– 318	– 30	– 434
Net income for the period/year	**– 221**	**174**	**– 172**	**848**	**467**	**1,487**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

Data per Share

	2008 July-Sept	2007 July-Sept	2008 Jan-Sept	2007 Jan-Sept	Rolling 12 months Oct 07-Sept 08	2007 Jan-Dec
Average number of shares, thousand	*164,000*	*164,000*	*164,000*	*164,000*	*164,000*	*164,000*
Earings after tax, SEK	– 1.35	1.06	– 1.05	5.17	2.85	9.07
Income from property management, SEK	1.62	1.56	4.51	4.26	5.88	5.63
Outstanding number of shares, thousand	*164,000*	*164,000*	*164,000*	*164,000*	*164,000*	*164,000*
Fair value of properties, SEK	178	163	163	178	178	169
Net asset value (5% deferred tax)	81	80	80	81	81	85
Shareholders' equity, SEK	64	64	64	64	64	68

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution.

Financial Key Ratios

	2008 July-Sept	2007 July-Sept	2008 Jan-Sept	2007 Jan-Sept	Rolling 12 months Oct 07-Sept 08	2007 Jan-Dec
Net operating income margin	71%	70%	67%	67%	66%	66%
Interest coverage ratio	259%	298%	264%	294%	265%	287%
Return on equity	3.3%	7.0%	0.0%	10.2%	4.5%	14.9%
Return on net asset value	3.5%	7.8%	0.7%	12.0%	4.8%	16,4%
Return on total capital	4.8%	5,8%	2.7%	7.0%	4.6%	9.1%
Investments, SEKm	639	601	2,221	2,093	2,726	2,598
Equity/assets ratio	36%	39%	36%	39%	36%	40%
Loan to value ratio	50%	47%	50%	47%	50%	45%

Consolidated Balance Sheet

SEKm	30 Sept 2008	30 Sept 2007	31 Dec 2007
Assets			
Investment properties	29,119	26,671	27,717
Other fixed assets	15	13	13
Current receivables	139	132	110
Interest rate derivatives	–	50	44
Cash and bank	10	23	7
Total assets	**29,283**	**26,889**	**27,891**
Shareholders' equity and liabilities			
Shareholders' equity	10,540	10,565	11,204
Deferred tax liability	3,346	3,180	3,322
Long term interest-bearing liabilities	14,437	12,478	12,582
Interest rate derivatives	151	–	–
Non interest-bearing liabilities	809	666	783
Total shareholders' equity and liabilities	**29,283**	**26,889**	**27,891**

Changes in Equity

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2006	*164,000*	**86**	**20**	**10,078**	**10,184**
Dividend, March 2007	–	–	–	– 467	– 467
Net income January-September 2007	–	–	–	848	848
Shareholders' equity 30-09-2007	*164,000*	**86**	**20**	**10,459**	**10,565**
Net income October-December 2007	–	–	–	639	639
Shareholders' equity 31-12-2007	*164,000*	**86**	**20**	**11,098**	**11,204**
Dividend, March 2008	–	–	–	– 492	– 492
Net income January-Sept 2008	–	–	–	– 172	– 172
Shareholders' equity 30-09-2008	*164,000*	**86**	**20**	**10,434**	**10,540**

Cash Flow Statement

SEKm	Jan-Sept 2008	Jan-Sept 2007	Jan-Dec 2007
Net operating income	1,241	1,111	1,488
Central administrative expenses	– 52	– 53	– 69
Reversed depreciations	4	4	6
Net financial items paid	– 399	– 299	– 476
Tax paid	– 26	– 10	– 12
Cash flow from operating activities before change in working capital	**768**	**753**	**937**
Change in current receivables	– 32	43	68
Change in current liabilities	– 4	– 52	101
Cash flow from operating activities	**732**	**744**	**1,106**
Investments in existing properties	– 1,047	– 726	– 1,084
Property acquisitions	– 1,061	– 1,228	– 1,349
Change in liabilities at acquisitions of property	– 6	9	6
Property sales	28	35	39
Change in receivables at sales of property	3	12	9
Other net investments	– 9	– 5	– 6
Cash flow from investment activities	**– 2,092**	**– 1,903**	**– 2,385**
Change in long term liabilities	1,855	1,641	1,745
Dividend paid	– 492	– 467	– 467
Cash flow from investment activities	**1,363**	**1,174**	**1,278**
Cash flow for the period/year	**3**	**15**	**– 1**
Cash and bank, opening balance	7	8	8
Cash and bank closing balance	**10**	**23**	**7**

The Castellum Share

Castellum is listed on OMX Nordic Exchange Large Cap and had at the end of the period about 7,100 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

Shareholders 30-09-2008

	Number of shares, thousand	Percentage of voting rights and capital
László Szombatfalvy	11,000	6.7%
AFA Sjukförsäkrings AB	8,670	5.3%
AMF Pensionsförsäkrings AB	6,500	3.9%
Andra AP-fonden	6,042	3.7%
Kåpan Pensioner Försäkringsförening	2,794	1.7%
AFA TFA Försäkrings AB	1,957	1.2%
Swedbank Robur Realinvest	1,945	1.2%
Fjärde AP-fonden	1,776	1.1%
Bengt Norman	1,300	0.8%
Tredje AP-fonden	1,055	0.6%
Other shareholders registered in Sweden	38,692	23.6%
Shareholders registered abroad	82,269	50.2%
Total outstanding shares	164,000	100.0%
Repurchased shares	8,007	
Total registered shares	172,007	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country 30-09-2008



USA 24%
Great Britain 10%
Sweden 50%
Of which
Funds, insurance comp etc 24%
Private persons, private comp 20%
AP-funds 5%
Trusts, associations etc. 1%
Luxemburg 4%
France 3%
The Netherlands 2%
Other 7%

The Castellum share price as at September 30, 2008 was SEK 59.50 equivalent to a market value of SEK 9.8 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 164 million shares were traded, equivalent to an average of 862,000 shares per day, corresponding on an annual basis to a turnover rate of 132%.

During the last 12-months period the total yield of the Castellum share has been – 22% including dividend of SEK 3.00 per share. The total yield of the Castellum share has been on average 15% per year the last ten years.

Total yield (including dividend)

	Oct 2007 - Sept 2008	3 years average/ year	10 years average/ year
The Castellum share	– 22%	– 2%	+ 15%
OMX Stockholm (SIX Return)	– 34%	– 1%	+ 7%
Real Estate Index Sweden (EPRA)	– 30%	– 3%	+ 15%
Real Estate Index Europe (EPRA)	– 34%	– 7%	+ 9%

The Castellum share's price trend and turnover since IPO 23 May, 1997 until 10 October 2008



Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Castellum share price
Castellum share price incl. dividend
OMX Stockholm
(SIX Return incl. dividend)
Real Etate Index Sweden
(EPRA incl. dividend)
Real Estate Index Europe
(EPRA incl. dividend)
Turnover per month

Calendar

Year-end Report 2008	21 January, 2009	
Annual General Meeting	26 March, 2009	
Interim Report January-March 2009	15 April, 2009	
Half-year Report January-June 2009	14 July, 2009	
Interim Report January-September 2009	15 October, 2009	
Year-end Report 2009	20 January, 2010	

For further information please contact Håkan Hellström, CEO or Ulrika Danielsson, Finance Director telephone +46 31-60 74 00.

Annual General Meeting

Castellum AB's Annual General Meeting is planned to be held on Thursday March 26, 2009 at 5 pm in RunAn, Chalmers kårhus, Chalmersplatsen 1, Gothenburg.

A matter adressed to the election committee from a shareholder should be sent to Castellum AB, Att: Election committee, Box 2269, 403 14 Göteborg, no later than December 12, 2008.

A shareholder have the right to have a matter addressed at the coming Annual General Meeting on 26 March 2009. For practical reasons the request should be received by the company no later than 6 February 2009. The request should be addressed to Castellum AB, Att: Håkan Hellström, Box 2269, 403 14 Göteborg.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

Subsidiaries

Aspholmen Fastigheter AB
Nastagatan 2, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 65 19
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Theres Svenssons gata 9
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Registered office: Gothenburg • Corporate identity no. 556475-5550

END